FC DEVELOPMENT, CORP.
DBA THE FARMER'S COW CALFE & CREAMERY

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019

TOGETHER WITH

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

FC DEVELOPMENT, CORP.
DBA THE FARMER'S COW CALFE & CREAMERY
TABLE OF CONTENTS

FOR THE YEAR AND THREE MONTH ENDED DECEMBER 31, 2020 AND 2019



PETER WM. MANERI, JR.
CPA ACCOUNTING SERVICES

21 STOTT AVENUE
NORWICH, CONNECTICUT 06360
PHONE: (860) 889-3825
WWW.PETERMANERI.COM

MEMBER: PETER WM. MANERI, JR., CPA

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders'
FC Development, Corp. DBA The Farmer's Cow Calfe & Creamery
Norwich, Connecticut

We have reviewed the accompanying financial statements of FC Development, Corp. DBA The Farmer's Cow Calfe & Creamery (a C Corporation), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income and stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The accompanying statements of income by division, schedules of cost of goods sold and operating expenses are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Peter Wm. Maneri, Jr., CPA
Norwich, Connecticut
February 6, 2021

FC DEVELOPMENT, CORP.
DBA THE FARMER'S COW CALFE & CREAMERY
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019

	2020		2019
ASSETS			
CURRENT ASSETS			
Cash	$ 4,047	$	(527)
Inventory	50,652		50,000
Deferred taxes	102,450		7,700
Prepaid expenses	3,181		-
TOTAL CURRENT ASSETS	160,330		57,173
FIXED ASSETS			
Equipment	318,440		309,370
Less accumulated depreciation	(59,575)		(14,732)
TOTAL FIXED ASSETS	258,865		294,638
INTANGIBLE ASSETS			
Goodwill	750,000		750,000
Organization costs	39,552		22,655
	789,552		772,655
Less accumulated amortization	(61,128)		(8,585)
TOTAL INTANGIBLE ASSETS	728,424		764,070
TOTAL ASSETS	$ 1,147,619	$	1,115,881
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES			
Current portion of long-term debt	$ 78,141	$	-
Accounts payable	32,717		16,083
Accrued taxes and expenses	17,158		4,651
Gift certificates sold	7,651		9,577
TOTAL CURRENT LIABILITIES	135,667		30,311
LONG-TERM LIABILITIES			
Long-term debt less current portion	895,693		-
Shareholder loan	-		1,104,311
TOTAL LONG-TERM LIABILITIES	895,693		1,104,311
TOTAL LIABILITIES	1,031,360		1,134,622
STOCKHOLDERS' EQUITY			
Common stock, no par value, 200,000 shares authorized and 112,000 shares issued and outstanding	1,000		1,000
Additional paid in capital	373,717		-
Retained earning (deficit)	(258,458)		(19,741)
TOTAL STOCKHOLDERS' EQUITY	116,259		(18,741)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,147,619	$	1,115,881

See accompanying notes and independent accountant's review report.

FC DEVELOPMENT CORP.
DBA THE FARMER'S COW CALFE & CREAMERY
STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)
FOR THE YEAR AND THREE MONTHS DECEMBER 31, 2020 AND 2019

	2020	2019
SALES - NET	$ 616,202	$ 115,870
COST OF GOODS SOLD	241,780	4,921
GROSS PROFIT	374,422	110,949
OPERATING EXPENSES	707,889	138,140
LOSS BEFORE INCOME TAXES	(333,467)	(27,191)
INCOME TAXES (BENEFIT)	(94,750)	(7,450)
NET INCOME (LOSS)	$ (238,717)	$ (19,741)
RETAINED EARNINGS (DEFICIT), beginning of year	(19,741)	-
RETAINED EARNINGS (DEFICIT), end of year	$ (258,458)	$ (19,741)

See accompanying notes and independent accountant's review report.

FC DEVELOPMENT CORP.
DBA THE FARMER'S COW CALFE & CREAMERY
STATEMENTS OF CASH FLOWS
FOR THE YEAR AND THREE MONTHS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (238,717)	$ (19,741)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	44,843	14,732
Amortization	52,543	8,585
(Increase) decrease in:		
Inventory	(652)	(50,000)
Deferred taxes	(94,750)	(7,700)
Prepaid expenses	(3,181)	-
Increase (decrease) in:		
Accounts payable	16,635	16,083
Accrued taxes and expenses	12,507	4,651
Gift certificates sold	(1,926)	9,577
Net cash provided (used) by operating activities	(212,698)	(23,813)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Equipment	(9,070)	(309,370)
Goodwill	-	(750,000)
Organization costs	(16,897)	(22,655)
Net cash used by investing activities	(25,967)	(1,082,025)
CASH FLOWS FROM FINANCING ACTIVITIES		
Note proceeds	84,340	-
Shareholder loan proceeds	-	1,104,311
Common stock proceeds	-	1,000
Note principal payments	(25,507)	-
Repayment of shareholder loan	(189,311)	-
Proceeds from additional paid in capital	373,717	-
Net cash provided by financing activities	243,239	1,105,311
INCREASE (DECREASE) IN CASH	4,574	(527)
CASH, beginning of period	(527)	-
CASH, end of period	$ 4,047	$ (527)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid	$ 23,526	$ 5,002

See accompanying notes and independent accountant's review report.

FC DEVELOPMENT, CORP.
DBA THE FARMER'S COW CALFE & CREAMERY
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

The Company is a truly farm to table restaurant franchise entity. Known for high quality and well respected in milk, eggs & dairy products sold in grocery stores throughout the Northeast and beyond.

USE OF ESTIMATES

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS AND CREDIT RISK

For purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, as cash and cash equivalents in the accompanying balance sheets.

The Company has deposits in a financial institution, which insures its deposits up to $250,000 per depositor. The portion of the deposit in excess of these amounts is not subject to such insurance and represents a credit risk to the Company. As of December 31, 2020 and 2019, there weren't any balances above $250,000.

INVENTORY

The Company's inventory is valued at the lower cost or net realizable value.

PROPERTY & EQUIPMENT AND DEPRECIATION

Property and equipment are stated at cost. Depreciation is computed using straight-line method for financial statement reporting and accelerated methods over the estimated useful lives of the related assets or the term of related leases, as applicable for tax purposes.

Maintenance, repairs and minor renewals are charged to operations as incurred. Expenditures which substantially increase the useful lives of the related assets are capitalized.

Depreciation expense for the year ended December 31, 2020 and 2019 totaled $44,843 and $14,732 respectively.

REVENUE AND COST RECOGNITION

The Company recognizes income and expense on the accrual basis. Operating costs are charged to expense as incurred.

5

NOTE 1 –   **SIGNIFICANT ACCOUNTING POLICIES** (*continued*)

DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through February 6, 2021, the date on which the financial statements were available to be issued. No events have occurred which would have a material effect on the financial statements of the Company as of that date.

GOODWILL AND ORGANIZATION COSTS

Beginning in 2019, the Company adopted the accounting alternative offered to nonpublic entities for the subsequent measurement of goodwill. In accordance with this alternative, the Company amortizes goodwill over fifteen years on the straight-line basis and only evaluates goodwill for impairment at the entity level when a triggering event occurs.

Amortization expense for goodwill for the years ended December 31, 2020 and 2019 totaled $50,000 and $8,333 respectively.

Organization costs have been capitalized and amortized over fifteen years on the straight-line basis. Amortization expense for organization costs for the years ended December 31,2020 and 2019 totaled $2,543 and $252 respectively.

NOTE 2 –   **DEBT**

The Company's long-term debt consists of the following:

Note payable, principal payments of $5,000 mo plus interest at 2% per annum, matures 1/13/2025	$	540,000
Note payable, interest only 1.75% per annum maturity date 1/23/23		325,000
Note payable, interest at 4% per annum due at maturity 1/15/25		50,000
Note payable, principal and interest payments of $131 mo at 3.75% per annum, matures 5/26/2050		27,400
Note payable, zero interest loan, 1 year term		16,665
Note payable, principal and interest payments of $1,405 mo at 37%, matures April 2021		14,769
	$	973,834
Less current portion		78,141
	$	895,693

NOTE 2 –   DEBT (*continued*)

Aggregate maturities of notes payable in subsequent years are as follows:

December 31, 2021	$	31,434
December 31, 2022		63,907
December 31, 2023		388,907
December 31, 2024		60,000
December 31, 20205 thereafter		429,586
	$	973,834

NOTE 3 –   INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes for operating losses that are available to offset future taxable income.

The provision (benefit) for income taxes consists of the following components:

		2020		2019
Current	$	250	$	250
Deferred		(95,000)		(7,700)
	$	(94,750)	$	(7,450)

NOTE 4 –   DESCRIPTION OF LEASING ARRANGEMENTS

The Company leases its restaurant under a five-year operating lease with a five-year option to renew at an agreed upon increase. Rent is twenty-four hundred ($2,400) a month plus CAM charges expiring September 30, 2025.

Required minimum lease payments are $28,800 per year.

NOTE 5 –   SHAREHOLDER LOAN

The 2019 shareholder loan was restructured January 1, 2020 into three term loans which are included in the debt note and additional paid in capital.

FC DEVELOPMENT CORP.
DBA THE FARMER'S COW CALFE & CREAMERY
STATEMENT OF INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2020

	CALFE	CORPORATE	TOTAL
SALES - NET	$ 616,202	$ -	$ 616,202
COST OF GOODS SOLD	4,921	-	4,921
GROSS PROFIT	611,281	-	611,281
OPERATING EXPENSES	429,809	278,080	707,889
LOSS BEFORE INCOME TAXES	181,472	(278,080)	(96,608)
INCOME TAXES (BENEFIT)	(15,700)	(79,050)	(94,750)
NET INCOME (LOSS)	$ 197,172	$ (199,030)	$ (1,858)
RETAINED EARNINGS (DEFICIT), beginning of year			(27,441)
RETAINED EARNINGS (DEFICIT), end of year			$ (29,299)

See accompanying notes and independent accountant's review report.

FC DEVELOPMENT, CORP.
DBA THE FARMER'S COW CALFE & CREAMERY
COST OF GOODS SOLD - CALFE
'OR THE YEAR ENDED AND FOUR MONTHS ENDED DECEMBER 31, 2020 AND 201'

	2020	2019
Inventory - beginning of year	$ 50,000	$ -
Purchases	236,380	54,921
Commission expense	4,929	-
Auto expense	1,123	-
	292,432	54,921
Inventory - end of year	50,652	50,000
	$ 241,780	$ 4,921

See accompanying notes and independent accountant's review report.

9

FC DEVELOPMENT CORP.
DBA THE FARMER'S COW CALFE & CREAMERY
OTHER OPERATING EXPENSES
FOR THE YEAR AND FOUR MONTHS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Salaries and wages	$ 300,750	$ 58,092
Consulting fee	57,457	10,304
Amortization	52,543	8,585
Depreciation	44,843	14,732
Rent	39,971	7,492
Supplies	37,567	1,977
Payroll taxes	34,740	7,267
Interest expense	20,038	5,002
Utilities	21,941	5,094
Software	20,073	716
Advertising and marketing	18,113	657
Credit card and bank fees	17,859	1,705
Insurance expense	11,322	1,760
Telephone and internet	8,226	2,133
Office supplies and expense	6,137	1,300
Payroll expense	5,144	1,077
Repairs and maintenance	2,933	5,653
Professional fees	2,583	-
Uniforms	2,010	-
State and local taxes	1,914	4,594
Service fees	921	-
Licenses	525	-
Training	279	-
Total	$ 707,889	$ 138,140

See accompanying notes and independent accountant's review report.